Filed by China Networks International Holdings Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under the
Securities Act of 1934

Subject Company: Alyst Acquisition Corp.
SEC File No. 001-33563

FOR IMMEDIATE RELEASE

ALYST ACQUISITION CORP. ANNOUNCES RECORD DATE AND MEETING DATE
FOR SPECIAL STOCKHOLDER MEETING

NEW YORK, May 15/PRNewswire-FirstCall/ — Alyst Acquisition Corp. (NYSE Amex: AYA), a special purpose acquisition company (“Alyst”), announced today that its Board of Directors has approved June 23, 2009 as the date for a special meeting of stockholders of Alyst to vote on the proposed business combination with China Networks Media Ltd. (“CN Media”), a joint-venture provider of broadcast television services in the People’s Republic of China (“PRC”), and has approved May 29, 2009 as the record date for the meeting.  The meeting will take place at 9:30 am at the offices of McDermott Will & Emery LLP, 340 Madison Avenue, New York, New York.

On January 30, 2009, Alyst filed a preliminary proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed business combination and filed amendments to such preliminary proxy statement/prospectus on April 16, 2009 and May 14, 2009.  Alyst intends to file the definitive proxy statement as soon as practicable following completion of the SEC’s review of the preliminary proxy statement/prospectus and related Registration Statement on Form S-4, filed by China Networks International Holdings, Ltd. (“CNIH”), Alyst’s wholly-owned BVI subsidiary and intended surviving corporation if the proposed business combination is consummated.  The definitive proxy statement/prospectus will be mailed together with a proxy card to Alyst stockholders of record as of the record date.

About Alyst

Alyst is a special purpose acquisition company formed in August 2006 for the purpose of acquiring, through a merger, asset acquisition or other similar business combination, an operating business.  In July 2007, Alyst raised approximately $63.2 million from the issuance of its common stock and warrants.  Alyst has until June 29, 2009 to complete a business combination. Alyst’s principal offices are in New York City.

Alyst issued a press release on August 18, 2008, announcing it had entered into an agreement and plan of merger to acquire all of the issued and outstanding shares of CN Media, which owns and is acquiring broadcast television advertising rights in the People's Republic of China. As part of the transaction, Alyst proposes to redomesticate to the British Virgin Islands by means of merging with CNIH immediately prior to consummating its transaction with CN Media.

About CN Media

CN Media is a television advertising company formed in 2007 for the purpose of investing in, consolidating, expanding and streamlining PRC television advertising assets in partnership with municipal and provincial level TV stations. In June 2008, CN Media raised $28 million in a private placement for the consolidation and operation of the advertising operations of two television stations: Kunming and Yellow River.

Safe Harbor Statement

Stockholders of Alyst are advised to read Alyst’s preliminary proxy statement/prospectus and, when available, Alyst’s definitive proxy statement/prospectus in connection with Alyst’s solicitation of proxies for the special meeting because these statements will contain important information. The definitive proxy statement/prospectus will be mailed to stockholders as of the record date. Once filed, stockholders will be able to obtain a copy of the definitive proxy statement/prospectus and any other relevant filed documents for free at the SEC’s website (www.sec.gov). These documents will also be available for free, once filed, from Alyst by directing a request to 233 East 69th Street, # 6J, New York, New York 10021.

In connection with the transaction, CNIH has filed with the SEC a registration statement on Form S-4. The stockholders of Alyst are also urged to read the registration statement, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about Alyst, CNIH, CN Media and the proposed transaction.

Alyst, CNIH, CN Media  and their respective directors and executive officers, and Chardan Capital Markets and its partners and directors, may be deemed to be participants in the solicitation of proxies for the special meeting of Alyst stockholders to be held to approve, among other things, the acquisition of all of the issued and outstanding shares of CN Media. Information regarding Alyst’s directors and executive officers is available in its filings with the SEC and such information is available in the proxy statement/prospectus and registration statement on file with the SEC in connection with the proposed acquisition. No person other than Alyst has been authorized to give any information or to make any representations on behalf of Alyst in connection with the acquisition, and if given or made, such other information or representations must not be relied upon as having been made or authorized by Alyst.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about Alyst and CN Media and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts and may be identified by the use of forward-looking terminology, including the words “believes,” “expects,” “intends,” “may,” “will,” “should” or comparable terminology. Such forward-looking statements are based upon the current beliefs and expectations of Alyst’s and CN Media’s management and are subject to risks and uncertainties which could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained in this press release. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements in this press release speak only as of the date of this press release and might not occur in light of these risks, uncertainties, and assumptions. Alyst undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For further information, please contact:

Alyst Acquisition Corp.
Michael E. Weksel
Tel: 212-650-0232
Email: mweksel@alyst.net

SOURCE Alyst Acquisition Corp.